UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Seaboard Corporation

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

811543107

(CUSIP Number)

Ellen S. Bresky

c/o Seaboard Corporation

9000 West 67th Street, 3rd Floor

Merriam, Kansas 66202

(913) 676-8800

With copies to:

Bradley C. Faris, Esq.

Latham & Watkins LLP

330 N. Wabash, Suite 2800

Chicago, Illinois 60611

(312) 876-7700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 11, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15117V109	13D	Page 1 of 17 pages

1	Names of Reporting Persons Seaboard Flour LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 465,825.69
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 465,825.69

11	Aggregate Amount Beneficially Owned by Each Reporting Person 465,825.69
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 40.1%
14	Type of Reporting Person OO

CUSIP No. 15117V109	13D	Page 2 of 17 pages

1	Names of Reporting Persons SFC Preferred, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 428,122.55
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 428,122.55

11	Aggregate Amount Beneficially Owned by Each Reporting Person 428,122.55
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 36.9%
14	Type of Reporting Person OO

CUSIP No. 15117V109	13D	Page 3 of 17 pages

1	Names of Reporting Persons HAB Grandchildren’s Trust A
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,775
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,775

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,775
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.2%
14	Type of Reporting Person OO

CUSIP No. 15117V109	13D	Page 4 of 17 pages

1	Names of Reporting Persons HAB Grandchildren’s Trust B
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,775
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,775

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,775
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.2%
14	Type of Reporting Person OO

CUSIP No. 15117V109	13D	Page 5 of 17 pages

1	Names of Reporting Persons SJB SEB, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,661
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,661

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,661
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.4%
14	Type of Reporting Person OO

CUSIP No. 15117V109	13D	Page 6 of 17 pages

1	Names of Reporting Persons Wally Foundation
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,820
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,820

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,820
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.2%
14	Type of Reporting Person OO

CUSIP No. 15117V109	13D	Page 7 of 17 pages

1	Names of Reporting Persons SJB Residuary HAB 2011 Trust
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,560
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,560

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,560
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person OO

CUSIP No. 15117V109	13D	Page 8 of 17 pages

1	Names of Reporting Persons PB 2011 Descendants Trust
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 60
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 60

11	Aggregate Amount Beneficially Owned by Each Reporting Person 60
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.01%
14	Type of Reporting Person OO

CUSIP No. 15117V109	13D	Page 9 of 17 pages

1	Names of Reporting Persons Paul M. Squires
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,661
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,661

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,661
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.4%
14	Type of Reporting Person IN

CUSIP No. 15117V109	13D	Page 10 of 17 pages

1	Names of Reporting Persons Ellen S. Bresky
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 905,599.24
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 905,599.24

11	Aggregate Amount Beneficially Owned by Each Reporting Person 905,599.24
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 78.02%
14	Type of Reporting Person IN

CUSIP No. 15117V109	13D	Page 11 of 17 pages

Explanatory Note

This Amendment No. 5 (this “Amendment No. 5” or “Schedule 13D”) amends the Schedule 13D originally filed by certain of the Reporting Persons on November 2, 2006 (as amended to date, the “Schedule 13D”), relating to the Common Stock $1.00 Par Value (the “Common Stock”) of Seaboard Corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

●	Seaboard Flour LLC, a Delaware limited liability company (“Seaboard Flour”);

●	SFC Preferred, LLC, a Delaware limited liability company (“SFC”);

●	HAB Grandchildren’s Trust A, a trust administered under the laws of the State of Illinois (“Trust A”);

●	HAB Grandchildren’s Trust B, a trust administered under the laws of the State of Illinois (“Trust B”);

●	PB 2011 Descendants Trust, a trust administered under the laws of the State of Illinois (“PB Trust”);

●	SJB Residuary HAB 2011 Trust, a trust administered under the laws of the State of Illinois (“SJB Trust” and, collectively with Trust A, Trust B and PB Trust, the “Trusts”);

●	SJB SEB LLC, a Delaware limited liability company (“SJB SEB”);

●	the Wally Foundation, a Kansas not-for-profit corporation (the “Foundation”);

●	Paul M. Squires, a citizen of the United States of America; and

●	Ellen S. Bresky, a citizen of the United States of America.

Ellen S. Bresky is the sole Manager of each of Seaboard Flour and SFC; business advisor of the Trusts; and President and Treasurer of the Foundation. Paul M. Squires is the Manager of SJB SEB of which the SJB 2014 Trust (the “2014 Trust”) is the sole Member. As Co-Trustee of the 2014 Trust, Ms. Bresky may replace the Manager of SJB SEB at any time for any or no reason and, as a result, shares the voting and dispositive power over the shares of Common Stock with Mr. Squires. Seaboard Flour, SFC, SJB SEB and the Trusts were each formed for the purpose of managing Bresky family interests, including trusts created for the benefit of members of the Bresky family. Ms. Bresky has sole control over the affairs and investment decisions of each of Seaboard Flour and SFC, including the power to vote or dispose of the shares of Common Stock held by each of them. Ms. Bresky has the power to vote or dispose of the shares of Common Stock held by the Trusts and the Foundation.

The business address of each of Mr. Squires, Seaboard Flour, SFC, SJB SEB, the Trusts and the Foundation is c/o Seaboard Flour LLC, 6 Liberty Square, #354, Boston, Massachusetts 02109. The business address of Ms. Bresky is c/o Seaboard Corporation, 9000 West 67th Street, 3rd Floor, Merriam, Kansas 66202.

CUSIP No. 15117V109	13D	Page 12 of 17 pages

Ms. Bresky is a private investor and serves as a director of the Issuer. Mr. Squires is Chief Operating Officer of Seaboard Flour and serves as a director of the Issuer.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons has, during the last five years, been a party to any civil proceeding as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

Exploration of Return of Capital

On July 8, 2023, to facilitate certain internal family planning and structuring objectives among the Reporting Persons, certain of the Reporting Persons proposed that the Issuer repurchase, directly or indirectly, at least $600 million in shares of Common Stock currently held by the Reporting Persons, at a price per share of Common Stock to be mutually agreed. The Reporting Persons believe the proposed repurchase would be accretive to, and in the interest of, the Issuer and its shareholders. The proposed repurchase could be funded through cash on hand at the Issuer, sale of marketable securities held by the Issuer, third-party debt financing, debt security offerings, or any combination thereof. A special committee of the board of directors of the Issuer (the “Board”), comprised of independent and disinterested directors, is evaluating the proposed repurchase. There can be no guarantee that the proposed repurchase will be authorized by the special committee, or as to the timing, amount or terms and conditions of any repurchase. Further, discussions with the special committee or Board may lead to the evaluation of alternative forms of a return of capital, including a potential dividend. The Reporting Persons are not currently pursuing and have no intention to pursue, nor have the Reporting Persons had any discussions with the Board regarding, any sale or change of control transaction involving the Issuer, nor any other similar transaction involving the sale of Common Stock by the Reporting Persons to an unrelated third party.

The Reporting Persons, including Ms. Bresky in her position as a director of the Issuer, intend to engage in communications, discussions and negotiations regarding the proposed return of capital, including repurchase, with members of management and the Board, including the special committee, and their respective legal, financial, accounting and other advisors, potential partners and counterparties in any financing transaction, current or prospective stockholders of the Issuer, and other relevant parties, regarding the various alternatives that may from time to time be under consideration by the Reporting Persons and/or their affiliates. To facilitate their consideration of such matters, the Reporting Persons have recently retained, and may in the future retain, consultants and advisors and enter into discussions with other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar obligations or agreements.

CUSIP No. 15117V109	13D	Page 13 of 17 pages

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons, including Ms. Bresky in her position as a director of the Issuer, may engage in discussions with management, the Board, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 1,160,779 shares of Common Stock outstanding as of April 24, 2023, as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 3, 2023.

CUSIP No. 15117V109	13D	Page 14 of 17 pages

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Seaboard Flour LLC	465,825.69	40.1%	0	465,825.69	0	465,825.69
SFC Preferred, LLC	428,122.55	36.9%	0	428,122.55	0	428,122.55
HAB Grandchildren’s Trust A	1,775	0.2%	0	1,775	0	1,775
HAB Grandchildren’s Trust B	1,775	0.2%	0	1,775	0	1,775
SJB SEC, LLC	4,661	0.4%	0	4,661	0	4,661
Wally Foundation	1,820	0.2%	0	1,820	0	1,820
SJB Residuary HAB 2011 Trust	1,560	0.1%	0	1,560	0	1,560
PB 2011 Descendants Trust	60	0.01%	0	60	0	60
Paul M. Squires	4,661	0.4%	0	4,661	0	4,661
Ellen S. Bresky	905,599.24	78.02%	0	905,599.24	0	905,599.24

(c) During the past sixty days, no transactions in the Common Stock were effected by the Reporting Persons.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On July 7, 2023, Seaboard Flour, Patricia A. Bresky (“PAB”) and certain affiliates of PAB (together with PAB, each a “PAB Party” and, collectively, the “PAB Parties”) entered into a letter agreement (the “Agreement”) in connection with certain internal transactions between the PAB Parties, on the one hand, and Seaboard Flour and certain of its affiliates, on the other hand, (the closing of such transactions, the “Closing”), subject to customary conditions.

Pursuant to the Agreement, on the terms and subject to the conditions set forth therein, each of the PAB Parties agreed to sell or otherwise dispose of, or cause to be sold or otherwise disposed of, all Common Stock held, directly or indirectly, by such PAB Party, to one or more third-party buyer(s) in open market transactions prior to the two year anniversary of the Closing.

Other than as described above, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 15117V109	13D	Page 15 of 17 pages

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit Number	Description
A.	Letter Agreement, dated as of July 7, 2023, by and among Seaboard Flour LLC, Patricia A. Bresky and certain affiliates of Patricia A. Bresky.

CUSIP No. 15117V109	13D	Page 16 of 17 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 11, 2023

Seaboard Flour LLC

By:	/s/ Ellen S. Bresky
Name:	Ellen S. Bresky
Title:	Manager

SFC Preferred, LLC

By:	/s/ Ellen S. Bresky
Name:	Ellen S. Bresky
Title:	Manager

HAB Grandchildren’s Trust A

By:	/s/ Stephen M. Berman
Stephen M. Berman, not individually, but solely as Trustee

HAB Grandchildren’s Trust B

By:	/s/ Patricia A. Bresky
Patricia A. Bresky, not individually, but solely as Trustee

By:	/s/ Jonathan Graber
Jonathan Graber, not individually, but solely as Trustee

By:	/s/ Ellen S. Bresky
Ellen S. Bresky, not individually, but solely as Business Advisor

SJB SEB LLC

By:	/s/ Paul M. Squires
Name:	Paul M. Squires
Title:	Manager

CUSIP No. 15117V109	13D	Page 17 of 17 pages

Wally Foundation

By:	/s/ Ellen S. Bresky
Name:	Ellen S. Bresky
Title:	President

SJB Residuary HAB 2011 Trust

By:	/s/ Ellen S. Bresky
Ellen S. Bresky, not individually, but solely as Co-Trustee

By:	/s/ Stephen M. Berman
Stephen M. Berman, not individually, but solely as Co-Trustee

PB 2011 Descendants Trust

By:	/s/ Patricia A. Bresky
Patricia A. Bresky, not individually, but solely as Trustee

By:	/s/ Jonathan Graber
Jonathan Graber, not individually, but solely as Trustee

By:	/s/ Ellen S. Bresky
Ellen S. Bresky, not individually, but solely as Business Advisor

/s/ Paul M. Squires
Paul M. Squires

/s/ Ellen S. Bresky
Ellen S. Bresky